UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 3)

Human Genome Sciences, Inc.

(Name of Subject Company)

H. Acquisition Corp.

(Offeror)

GlaxoSmithKline plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

444903108

(Cusip Number of Class of Securities)

Edgar B. Cale, Esq.

GlaxoSmithKline

2301 Renaissance Boulevard

P.O. Box 61540

King of Prussia, Pennsylvania 19406-2772

610-787-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Victor I. Lewkow, Esq. Benet O’Reilly, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 212-225-2000	Adam O. Emmerich, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 212-403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,960,272,380.00	$339,247.21

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 199,070,934 shares of common stock of Human Genome Sciences, Inc. (“HGS”) issued and outstanding as of March 31, 2012 as set forth in HGS’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on April 25, 2012; (2) 17,017,555 shares of common stock of HGS subject to issuance pursuant to options exerciseable as of December 31, 2012 as set forth in HGS’s Annual Report on Form 10-K filed with the SEC on February 28, 2012; and (3) 11,624,771 shares of common stock of HGS subject to issuance upon conversion of HGS’s Convertible Subordinated Notes due 2012 as set forth in HGS’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2012.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$339,247.21	Filing Party:	GlaxoSmithKline plc, H. Acquisition Corp.

Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, and H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GSK. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Item 11. Additional Information

The second paragraph under the heading “Antitrust” in “The Offer – Section 15 – Certain Legal Matters; Regulatory Approvals” is deleted in its entirety and replaced with the following paragraph:

“Pursuant to the requirements of the HSR Act, GSK filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on May 16, 2012. The waiting period applicable to the purchase of Shares pursuant to the Offer commenced on May 16, 2012, the day on which the Antitrust Division and the FTC received GSK’s Notification and Report Form, and expired at 11:59 p.m., New York City time, on May 31, 2012, without any action having been taken by the FTC or the Antitrust Division.”

“The Offer – Section 16 – Legal Proceedings” is amended by inserting after the first paragraph thereof the following:

“On May 25, 2012, Mr. Howell filed a Motion for a Temporary Restraining Order, Expedited Proceedings, and Limited Expedited Discovery (the “Motion”). The Motion sought to temporarily restrain the Defendants from triggering the rights plan adopted by HGS on May 16, 2012 or implementing other defensive measures in response to GSK’s offer. The Motion also sought expedited proceedings and expedited discovery. On May 31, 2012, following a hearing, the court denied the Motion.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(E)    Text of press release issued by GSK on June 1, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2012

GLAXOSMITHKLINE PLC

By:	/s/ Victoria Whyte
	Name:	Victoria Whyte
	Title:	Company Secretary

H. ACQUISITION CORP.

By:	/s/ Chester Koczynski
	Name:	Chester Koczynski
	Title:	President

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase dated May 10, 2012. †

(a)(1)(B)	Form of Letter of Transmittal. †

(a)(1)(C)	Form of Notice of Guaranteed Delivery. †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(F)	Form of summary advertisement dated May 10, 2012. †

(a)(5)(A)	Text of press release issued by GSK, dated May 9, 2012. (1)

(a)(5)(B)	Text of press release issued by GSK, dated May 10, 2012. †

(a)(5)(C)	Text of press release issued by GSK, dated May 17, 2012. †

(a)(5)(D)	Text of press release issued by GSK, dated May 23, 2012. †

(a)(5)(E)	Text of press release issued by GSK, dated June 1, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed

(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GlaxoSmithKline plc on May 9, 2012.

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